Archer Daniels Midland Company Global Headquarters and Customer Center 77 W. Wacker Drive, Suite 4600 Chicago, Illinois 60601 t (312) 634.8100 / f (312) 634.8105 ADM.COM

September 8, 2020

Ms. Mindy Hooker
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Re:    Archer-Daniels-Midland Co
Form 10-K for the year ended December 31, 2019
Filed on February 18, 2020
Form 10-Q for the quarter ended March 31, 2020
Filed on May 1, 2020
File No. 1-00044

Dear Ms. Hooker:

Archer-Daniels-Midland Company (the “Company”) is pleased to submit the following responses to the comments of the Staff as set forth in your letter to the Company dated August 25, 2020, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2019, filed on February 18, 2020, and Form 10-Q for the quarter ended March 31, 2020, filed on May 1, 2020. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response in bold.

Form 10-K for the year ended December 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Property, Plant, and Equipment and Asset Abandonments and Write-Downs, page 46

1.
Comment:    We note you have recorded asset impairments in each of the three years presented. Please enhance your future disclosures to identify the factors that cause you to perform an impairment analysis and disclose and discuss any material assumptions and estimates underlying your fair value estimates. In addition, please disclose the remaining carrying values of the assets you test for impairment.

Response:    The Company notes that the referenced asset impairment charges for each of the three years presented primarily relate to the execution of our overall strategic initiatives, under which we have taken a number of portfolio actions, including selling or otherwise initiating disposals of underperforming businesses and assets, as described in our Form 10-K for the year ended December 31, 2019. In future filings, when impairment charges are material, we will disclose the factors that require us to perform an impairment analysis and the material assumptions and estimates used to determine the related fair values. The Company notes that the remaining carrying values of assets impaired in the periods presented were not material; however, to the extent remaining carrying values are material in the future, the Company will provide all applicable disclosures.

Goodwill and Other Intangible Assets, page 47

2.
Comment:    Please enhance your future disclosures to identify the number of reporting units to which goodwill is allocated and tested for impairment. In addition, for any reporting unit that is at risk as defined in ASC Topic 350 (i.e., estimated fair value is not substantially in excess of carrying value), please disclose the following:

•	The percentage by which estimated fair value exceeded carrying value as of the date of the most recent impairment test and the amount of goodwill allocated to the reporting unit.

•	A discussion of the degree of uncertainty associated with each key fair value assumption, including the potential impact of changes in key assumptions.

•	A description of the potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions.
Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.

Response:    The Company will enhance its future disclosures to identify the number of reporting units to which goodwill is allocated and tested for impairment. In addition, the Company notes that for all periods presented, all reporting units tested had estimated fair values substantially in excess of carrying values. We confirm that in the event future testing indicates one or more reporting units have an estimated fair value not substantially in excess of carrying value, we will enhance disclosures to include all relevant information as required.

Form 10-Q for the quarter ended March 31, 2020

Notes to the Consolidated Financial Statements
Note 17. Subsequent Event, page31

3.
Comment:    We note that you are temporarily idling ethanol production at your corn dry mill facilities in Cedar Rapids, Iowa, and Columbus, Nebraska, for a period of four months subject to market conditions. Please tell us and revise future filings to disclose the following:

•	The carrying value of the assets that have been idled.

•	Whether you performed an impairment analysis of the idled assets. Refer to ASC 360-10-35-21.

•	If you have performed an impairment analysis, the key assumptions you used and whether the estimated fair values substantially exceeded carrying values.

•	If you have not performed an impairment analysis, explain why you did not believe such an analysis was necessary.

Response:     Due to the recent short-term supply and demand volatility of the global ethanol market, and in particular U.S. industry conditions, the Company has performed periodic impairment assessments of its corn processing assets where ethanol is produced, including the temporarily idled facilities. Based on these assessments, we concluded that either there were no indicators of impairment or the net book value of the assets was recoverable, as the undiscounted estimated future cash flows over the remaining useful lives of those assets significantly exceeded the net book values. The key assumptions used to determine the undiscounted estimated future cash flows were future revenue growth rates and related cost assumptions. The aggregate carrying value of the idled assets as of March 31, 2020 was $679 million. To the extent we record future material impairment charges related to these assets, we will enhance our disclosure to include the key assumptions used to determine fair value and the related remaining carrying values of the idled assets.

I trust that this letter responds adequately to the Staff’s concerns. If we can facilitate the Staff’s review of this response, or if the Staff has any questions on any of the information set forth herein, please contact our Group Vice President, Finance and Corporate Controller, John P. Stott, by email at John.Stott@adm.com, or by phone at (217) 424-5334.

Very truly yours,

ARCHER-DANIELS-MIDLAND COMPANY

/s/ Ray G. Young
Ray G. Young
Executive Vice President & Chief Financial Officer

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